Exhibit 99.1

ASX Market Announcement

Appendix 4C & Quarterly Business Update – June 2024

Restructuring to focus on DTC and U.S. sales growth

Melbourne, Australia, 31 July 2024: Genetic Technologies Limited (ASX:GTG; NASDAQ:GENE, “Company”, “GTG”), a global leader in guideline-driven genomics-based testing in health, wellness and serious diseases, releases its Appendix 4C and quarterly business update for the quarter ending 30 June 2024 (Q4 FY24).

Key highlights:

●	Cash receipts totalling A$2.27m for the quarter ending June 30, 2024.	●	80% of individuals who have taken the geneType test have demonstrated an elevated risk in at least one disease, providing actionable insights into their health with the potential for early detection.
●	Digital transformation strategy and pilot influencer campaign delivered 500% sales growth week on week for geneType in the U.S., driving the highest level of brand engagement ever.	●	Expanded U.S. testing capability in Breast Imaging Centres across the U.S. – established a partnership with Houston based Gene by Gene to fulfil expanding demands from digital and B2B strategies with Wellworks for You and Stay Healthy
●	Clinician adoption – the Company’s B2B campaign has driven a significant increase in testing of commercial samples for the geneType portfolio with a 204% increase, compared to the prior corresponding 6 month period.	●	Launched the “Know Your Risk” event in Pasadena California in May co-hosted by world renowned breast surgeon Dr Kristi Funk and CEO of Humanise Health, Krystal Barter.
●	Launched the most comprehensive breast and ovarian cancer risk test – this test can identify up to 100% of women at risk from both heriditary and non-heriditary breast and ovarian cancer.	●	Post quarter activities – the Company announced a strategic restructure and transition to a capital light business model resulting in an immediate and material reduction in operating costs.

Core business focus: In moving to a capital light operations model and the resulting costs reduction, the Company will continue to focus on its core businesses and revenue growth.

EasyDNA and AffinityDNA are projecting growth in the coming year. EasyDNA is currently a profitable business unit turning over more than $7 million globally. A key focus area for the EasyDNA brand is to expand on the paternity and animal health tests and introduce more wellness and longevity focussed offerings to our marketplace platform. There will be no disruption to current operations as we forge ahead with our ambitious growth strategies which will include integration of the geneType DTC tests on the EasyDNA platform as well GeneType serious disease risk test platform, backed by over $50 million in R&D investment, is primed for commercialization across new and established U.S. sales channels. Our unique patent portfolio integrates genetics and clinical risk into comprehensive reports, addressing both genetic predispositions and environmental factors contributing to serious diseases via a simple to use non-invasive saliva sample.

Genetic Technologies Limited	60-66 Hanover Street
www.geneType.com	Fitzroy Victoria 3065
info@gtglabs.com	Australia
ABN 17 009 212 328	+61 3 8412 7000

The Company’s growth strategy is based on its existing extensive channel partners in the U.S., including Stay Healthy and Wellworx - with the aim of driving both B2B and B2C sales via the “Gene by Gene” high throughput laboratory in the U.S. Reporting of results will remain cloud based and controlled by GTG to enable scale-up and potential licensing whilst maintaining protection of our IP as required.

In further details around the Stay Healthy distribution agreement (announcement by the Company on 5 June 2024) it has since launched the geneType Multi Risk test on their website with access of up to 1.5 million users and a Business to Business to Consumer (B2B2C) There are no fixed terms nor volumes linked to the agreement, however both the team at geneType and Stay Healthy are extremely excited about the opportunity and are actively engaged in its rollout. All sales and marketing costs are to be borne by Stay Healthy under the Agreement with GTG handling the fulfilment and reporting of results. The agreement grants Stay Healthy the rights to sell geneType in the B2B pharmacy channel in the U.S. and Canada with the ability to sub-licence the sales to its B2B members.

Chief Executive Officer Simon Morriss said: “The team is making remarkable progress, especially in unlocking areas that put the Company on the pathway to profitability, largely driven by the growing acceptance of geneType, the focus for the future of the organisation is firmly on the core geneType offerings and our EasyDNA DTC platform”

Capital Management - Entitlement Offer (ASX release July 26, 2024)

As announced subsequent to the end of the quarter, the Company has secured short-term loan funds of $800,000 from lenders, including directors, partly secured against the Company’s anticipated R&D refund for the year ended 30 June, 2024. Further, lenders, including directors, have committed to apply part or all of their loan entitlements to effectively underwrite the first $500,000 under the Entitlement Offer (discussed further below).

The Company further announced the launch of a 2 for 3 rights issue at 4 cents (with any fractions of a new share resulting from calculation of the entitlements rounded up to the next whole number); with an attaching 1:1 Option (with an exercise price of 4 cents) - to raise a minimum of $2.0 million and up to a maximum of $3.85 million (upon placement of entitlements and any shortfall).

The Entitlement Offer does not require shareholder approval and is to be made to “eligible shareholders”. The Company will have 3 months post-closing to place the shortfall. The board and others have made commitments effectively to underwrite the first $500,000 of the Entitlement Offer (based on a minimum of $2 million being raised) and would apply part of their loans (referred to above) to this underwriting. The Company will actively see placement of any shortfall with strong initial broker interest in supporting the raise based on the significant restructure, cost cutting initiatives and focus on revenue generation.

2

Financial and Cashflow Overview

At the end of June 2024, the Company had $1.02 million in cash and cash equivalents. Cash receipts from customers for the quarter were $2.27 million. Net cash outflow for operating activities during the quarter were $3.25 million. The Company expects that the level of net operating cash flows to improve significantly over the next two quarters as a result of, amongst other things, the restructure announced on 26 July 2024, receipt of R&D refund (net of loan obligations), improved contribution from EasyDNA and AffinityDNA, and further costs containment management and cash preservation efforts.

In accordance with Listing Rule 4.7.B, the Company made $75k of payments to related parties of the entity, and their associates, as disclosed at Item 6.1 of the Appendix 4C. The payments related to director and consulting fees (inclusive of GST) on normal commercial terms.

Authorised for release by the Board of Genetic Technologies Limited

-END-

Enquiries

Peter Rubinstein

Chairman
E: investors@genetype.com

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company has a proprietary risk stratification platform that has been developed over the past decade and integrates clinical and genetic risk to deliver actionable outcomes to physicians and individuals. Leading the world in risk prediction in oncology, cardiovascular and metabolic diseases, Genetic Technologies continues to develop risk assessment products. For more information, please visit www.geneType.com

Forward Looking Statements

This announcement may contain forward-looking statements about the Company’s expectations, beliefs or intentions regarding, among other things, statements regarding the expected use of proceeds. In addition, from time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by the Company with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of the Company’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. As forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause the Company’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause the Company’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements as detailed in the Company’s filings with the Securities and Exchange Commission and in its periodic filings with the ASX in Australia and the risks and risk factors included therein. In addition, the Company operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. The Company does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities
subject to Listing Rule 4.7B

Name of entity
Genetic Technologies Limited

ABN	Quarter ended (“current quarter”)
17 009 212 328	30 June 2024

Consolidated statement of cash flows		Current quarter $A’000	Year to date (12 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers	2,266	7,972
1.2	Payments for	(148)	(759)
	(a) research and development
	(b) product manufacturing and operating costs	(1,160)	(3,920)
	(c) advertising and marketing	(851)	(2,375)
	(d) leased assets	(89)	(349)
	(e) staff costs	(1,706)	(7,461)
	(f) administration and corporate costs	(1,568)	(4,884)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	4	149
1.5	Interest and other costs of finance paid	(2)	(7)
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	-	1,748
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(3,254)	(9,886)

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 1

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (12 months) $A’000
2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	(4)	(33)
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.2	Proceeds from disposal of:	-	-
(a) entities
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	(4)	(33)

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	2,577	2,577
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	-	-
3.5	Proceeds from borrowings	-	601
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	2,577	3,178

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 2

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (12 months) $A’000
4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	1,782	7,853
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(3,254)	(9,886)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(4)	(33)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	2,577	3,178
4.5	Effect of movement in exchange rates on cash held	(80)	(91)
4.6	Cash and cash equivalents at end of period	1,021	1,021

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	1,021	1,782
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	1,021	1,782

6.	Payments to related parties of the entity and their associates	Current quarter $A’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	75
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

During the quarter, the Company made payments to related parties of the entity and their associates as disclosed in Item 6.1 of the Appendix 4C amounting to $75k. The payments related to the director fees and consulting fees (inclusive of GST) on normal commercial terms.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 3

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.

Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	601	601
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	189	57
7.4	Total financing facilities	790	658
7.5	Unused financing facilities available at quarter end		132

7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

1.	Secured – Radium Capital $601,000 short term loan secured by the R&D Tax Incentive refund for the 2024 year, with interest calculated at 1.33% per month
2.	Secured – Bank of America, US$25,000 facility with interest at 9.25%
3.	Unsecured – National Australia Bank, $150,000 facility with interest at 15.5%

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(3,254)
8.2	Cash and cash equivalents at quarter end (item 4.6)	1,021
8.3	Unused finance facilities available at quarter end (item 7.5)	132
8.4	Total available funding (item 8.2 + item 8.3)	1,153

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	0.4

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.
8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:

8.6.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
Answer:	No, subsequent to the end of the quarter, on 26 July 2024 the Company announced a strategic restructure that amongst other things include the implementation of a capital light operating model that will material reduce its ongoing operating cost base with effect from 31 July, 2024. This includes moving our Melbourne laboratory and transitioning to an outsourced / collaboration approach, significantly reduced headcount and deferring of directors fees, and subject to shareholder approval, directors fees are to be paid in equity in lieu of cash. Costs of the restructure, including redundancy costs, are to be funded from a loan facility as discussed below in Item 8.6.2.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 4

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

8.6.2	Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?
Answer:	Yes, subsequent to the end of the quarter, on 26 July 2024 the Company announced that it had received commitments for a short-term loan of $800,000 from lenders, including directors, secured partly against anticipated R&D refund for the year ended 30 June 2024. Further, the lenders, including directors, have committed to apply part or all of their loan to underwrite the first $500,000 under an Entitlement Offer announced at the same time (see further details below). In the same announcement, the Company also announced the launch of a 2 for 3 Entitlement Offer at 4 cents, with an attaching 1 for 1 free Option (with an exercise price of 4 cents), to raise a minimum of $2.0 million and up to a maximum of $3.85 million (upon placement of the entitlements or any shortfall).
8.6.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
Answer:

Yes, as noted in the response to 8.6.2, the Company has secured short-term funding as well as having launched an Entitlement Offer as well as being in ongoing discussions with equity advisors to support the Company’s capital raising initiatives.

Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	31 July 2024

Authorised by:	Mark Ziirsen
Company Secretary

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 5